6/3

04030601

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Silver Reserve Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34449 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: dw

DAT : 6/8/04

First Silver

Reserve Inc.















Annual Report 2003

CORPORATE PROFILE

First Silver Reserve Inc. is a silver mining company focused on profitable production of silver through its 100% owned San Martin silver mine, located 250 km north of Guadalajara in Jalisco State, Mexico. The mine has been in continuous production since 1983 and produced 1.9 million ounces of silver in 2003. The Company is focused on increasing its silver resources. First Silver does not hedge its silver production, allowing shareholders maximum leverage to an increase in silver prices.

First Silver Reserve Inc.'s shares are listed on the Toronto Stock Exchange (trading symbol FSR).

The Company's goal is to maintain its silver production while *increasing* its silver resources in order to provide shareholders with a premium silver investment.



San Martin Mine Silver Production 1990 - 2003 (ounces)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
484,704
669,121
563,868
548,337
812,650
1,684,508
2,148,719
2,250,718
2,340,000
2,290,000
2,315,000
2,393,186
2,399,500
1,899,300
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year

CHAIRMAN'S REPORT TO SHAREHOLDERS



2003 was a challenging year for your Company, although silver prices did rise significantly in the later part of the year. The price of silver improved 24 % in 2003 and ended the year at $5.97 per ounce. In 2003, the physical silver market continued a fifteen year trend with an 72 million ounce supply deficit. In 2004, silver has continued to strengthen in response to improved investment and industrial demand. Given the magnitude and longevity of this trend, management continues to believe that silver prices will eventually rise significantly.

While silver prices were more robust in 2003, we experienced a series of operational problems which reduced our mine production and led to a loss for the year of US$0.03 per share. The main contributers to the loss were a prolonged ball mill breakdown, along with an unusually severe rainy season, which disrupted power supplies and lowered the efficiency of our underground workforce. As unfortunate as this loss may be, it still compares favourably with our peer group of North American silver producers.

Despite these difficulties, your Company did deliver a 17% capital gains to shareholders. Our share price opened the year at C$0.1.24 per share, closed at C$1.45 per share on December 31, 2003 and averaged C$1.45 per share for the year. These figures are an improvement over our 2002 average share price of $1.15 and reflect growing investor demand for quality silver investments. We remain one of the few publicly traded primary silver producers in the world, and suggest that the Company's share price might increase with an increase in silver prices, as occurred on April 6, 2004 when the silver price closed at US $8.20 per ounce and the Company's shares closed at C$3.00 per share.

In anticipation of a continued rise in the price of silver, First Silver has not hedged any of its silver production and has no plans to do so at current prices. The Company's goal remains to provide shareholders with a premium silver investment.

The main challenge for the Company in the next year will be to expand its reserves while maintaining production. Recent exploration work has identified two parallel vein structures near the existing mine and we are anxious to determine the extent and grade of mineralization in these veins. While work on the Rosario haulage adit was postponed in 2003, we have now begun drifting the last 345 m to complete this adit, which will significantly improve access to our reserves.

As I do each year, I would like to close by commending the dedication and hard work of our Mexican management team and operating workforce and thank shareholders for their continued support as the Company moves toward a profitable future.

Respectively submitted,

President, Chairman & Chief Executive Officer

OPERATIONS REVIEW

The San Martin Mine is located near the town of San Martin de Bolanos on the Bolanos River in Northern Jalisco State, Mexico. The operation is 250 km from Guadalajara with access via a paved highway. The mine is 10 km southwest of the town at about 1,100 meters above sea level, while the processing facilities are southeast of the town at an elevation of 820 meters above sea level.



Jerez
Zacatecas
Tepetongo
Colotlán
Bolanos
Momax
Aguascalientes
Tlaltenango
Calvillo
SAN MARTIN
Jalpa
Tepechitlán
Teul
San Cristobal
Belenes
GUADALAJARA

The San Martin mine has been in operation since 1983 and has produced approximately 25.3 million troy ounces of silver from 2.87 million tonnes of ore. Table 1 presents the key mill production figures from 1989 to 2003. Approximately 20 million ounces of silver have been produced since 1994.

The operation consists of an underground silver mine which is developed on nine trackless horizontal levels, each one of which is individually accessible from surface. These levels, from the lowest to the highest, are the San Carlos, San Juan, San Pablo, Cangrejos, Ballenas, Santa Maria, San Jose, Santa Elena and La Escondida. Vertical distance between levels is approximately 35 meters.

Stope development is performed by Company personnel utilizing jackleg drills and trackless single-boom jumbos, 2 to 3 cubic yard LHD's (scooptrams) and 10 tonne-capacity underground dump trucks. Up to 65 contract miners are engaged to provide exploration development. Typically, the total advance for drifting, ramping and raising is about 550 meters per month. The mine operates three shifts per day, six days per week with 217 personnel associated with the mine operation.

The ore is stockpiled on surface, prior to being loaded into 22 tonne trucks for the 15 km downhill journey to the mill.

The mill operates 24 hours-per-day, seven days-per-week and is capable of processing approximately 800 tonnes-per-day of silver ore. Processing includes crushing, grinding, gravity concentration, cyanidation, counter-current washing and precipitation of silver with zinc. Precipitates are smelted to produce Dore for shipment to a Penoles refinery while gravity concentrates are shipped to a Penoles smelter.

There are 114 personnel in the mill department, including all process operations and maintenance personnel.

In 2003, the average ore grade was 290 grams per tonne (gpt) of silver and 0.39 gpt gold. Overall plant recoveries for silver and gold were 87 and 80 percent, respectively.

During 2003, First Silver processed approximately 235,000 tonnes of ore and shipped Dore product which contained 1.85 million ounces of silver and 2,629 ounces of gold.

The Company also shipped 117 tonnes of gravity concentrates that contained 45,497 ounces of silver and 169 ounces of gold to a smelter. These concentrates represented 2.4 percent and 6.0 percent of the overall silver and gold production, respectively.

Table 1 First Silver Reserve Inc.
Key Mill Production Figures
1989 - 2003

Year	Tonnes Milled	Ounces Silver Produced	Ounces Silver Produced/Tonne Milled
1989	88,987	206,304	2.32
1990	99.947	484,704	4.85
1991	89,816	669,121	7.45
1992	72,105	563,868	7.82
1993	71,777	548,337	7.64
1994	77,313	812,650	10.51
1995	135,690	1,684,508	12.41
1996	171,099	2,148,719	12.56
1997	206,770	2,258,759	10.92
1998	257,924	2,337,123	9.06
1999	273,791	2,288,608	8.36
2000	262,768	2,315,143	8.81
2001	260,660	2,393,186	9.18
2002	258,219	2,399,500	9.29
2003	234,556	1,899,309	8.10

Table 2
Zuloaga Mineral Reserves and Inferred Resources
As at December 31, 2000**

Category	Tonnes*	Silver grade		Contained Silver (million ounces)
		grams/ tonne	ounces/ tonne	
Proven	993,000	300	9.65	9.578
Probable	289,000	270	8.68	2.514
Total Mineral Reserves	1,282,000	293	9.42	12.093
Total Inferred Resources	6,206,000	150	4.82	29.928

* First Silver uses conventional manual methods to calculate the average tonnage and grade of reserves and resources. The "proven" ore category of the mineral reserve has been projected 25 meters from the last ore grade data source and the "probable" ore category has been projected another 25 meters beyond the proven ore. Any material beyond the probable category is classed as an inferred resource

** Mineral Reserves and Inferred Resources determined by Pincock,, Allan & Holt (2001).

Reserves and Resources

An independent reserve and resource audit as at December 31, 2000 was completed by Pincock, Allen & Holt ("PAH"). PAH's reporting method is consistent with reserve and resource definitions contained in National Instrument 43-101. A summary of the mineral reserves, including 17% mining dilution and a 95% mining recovery, and the inferred resource, is presented in Table 2. In the 36 months since the the PAH report, the Company has processed 753,436 tonnes and produced 6,691,986 ounces of silver.

Check Assays

The Company has adopted an assaying policy which complies with the January, 1999 Final Report of the Mining Standards Task Force of the Toronto Stock Exchange. In 2003, 2.0% of exploration assays, along with development and mill samples were sent to a commercial laboratory, ALS-Chemex Laboratories, for independent assay. In 2000, as part of its reserve audit, PAH compared the results of 237 Chemex silver assays with assays from the mine laboratory. PAH found that the two groups of assays had a correlation coefficient of 0.825, which PAH found to be reasonable. In early 2003, Dr. Peter Megaw, a professional geologist, compared the 2002 check assay data with the plots prepared by PAH and found that the assay data remain consistent.

RESOURCE DEVELOPMENT AND EXPLORATION

Underground Exploration

In 2003, a planned $750,000 exploration program focused on the Zuloaga and Rosario-Condesa veins was substantially reduced due to cash flow limitations. Mine staff are currently evaluating several areas of the mine where additional development work will increase mineral reserves.

To improve mine safety, access and ventilation, the Company began work on a new haulage adit in 2001. The Rosario mine haulage adit is sized for production, 4 m wide and 3.5 m high, and is being driven alongside the Rosario-Condesa Fault, allowing systematic drill hole sampling of this fault zone. Including double width sections, the new tunnel will have a total length of 1,480 m, of which 1,135 m have been developed. When completed, the adit will reduce mine haulage by some 1,200 m. Little progress was made on this adit in 2003 due to limited funding. The Company has initiated work to complete the adit by Q3, 2004.

Minesite Exploration

At December 31, 2003, First Silver controlled 7,241 hectares (17,892 acres) of mineral rights surrounding the mine. First Silver also owns about 1,300 hectares (3,212 acres) of surface land surrounding the mine and another 104 hectares (257 acres) of land at the mill site.

On the San Martin minesite property, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the claim area. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development. An April, 2003 Technical Report by Dr. Peter Megaw recommended an aggressive minesite and regional exploration program to probe the extensive exploration potential of the district. Acting on the recommendations of Dr. Megaw, the Company had a Natural Source Audio-Frequency Magnetotelluric (NSAMT) Geophysical Survey conducted during September and October, 2003 by Zonge Engineering & Research Organization Inc. of Tucson, Arizona. The survey was conducted on 13 survey lines in the vicinity of the San Martin Mine and was designed to identify, by Far-Field electromagnetics, greater than 300 m deep fault-like trends that typically control mineralization in the San Martin area. The NSMAT Survey identified 25 potential drill targets for follow-up. The Company retained James I. Lyons, Consulting Geologist, to review the Zonge report and recommend priority locations for drilling and follow-up. Mr. Lyons was able to identify two previously unknown vein structures, the Leones and Huichola veins, which run parallel to the Zuolaga vein. The

Leones vein is located about 300 m north of the present mine while the Huichola vein is located about 800 m south of the mine. Based on anomalous surface samples, Mr. Lyons has recently recommended four drill targets on the Leones vein. The Company is planning to access these targets by underground drilling from the existing mine workings.

Other Exploration and Development Projects

The Company currently holds 8 precious metals exploration properties. These eight properties cover 625 hectares (1,544 acres) and are located in Jalisco State, Mexico. The properties all have a small mine production history and seven have been placed in inventory until metal prices and funding permit detailed exploration.

One of the 8 properties, the La Purisima, was visited by Company Director Robert (Bob) Young in April, 2004. Mr. Young has recommended a staged exploration program of mapping, geochemical and geophysical surveys, followed by limited drilling to determine the nature and extent of gold and silver mineralization previously identified by rock samples on the property.

The Company also has an exploration property under option, the El Tajo prospect, located 63 km (39 miles) south-west of the Company's San Martin mine. In March, 2004, the Company dug six trenches to better expose mineralization found on the property. In addition, one drill hole was completed to a depth of 180 m, without intersecting significant mineralization. In April, 2004, Mr. James Lyons visited the property and determined that, based on the data collected, there was little likelihood of any significant mineralization being present on the property. The Company will be returning the El Tajo property to its owner in the near future.

MANAGEMENT'S DISCUSSION & ANALYSIS ("MD&A") OF FINANCIAL CONDITION & THE RESULTS OF OPERATIONS (Form 51-102F1)

May 6, 2004

Introduction

This MD&A focuses on significant factors that affected First Silver Reserve Inc. and its subsidiary ("First Silver" or the "Company") performance and such factors that may affect its future performance. In order to better understand the MD&A, it should be read in conjunction with the audited consolidated financial statements and the related notes contained herein. The Company's reporting currency is the United States dollar while the measurement currency is the Mexican peso (PS$). All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company's significant accounting policies are set out in Note 2 of the audited consolidated financial statements. Additional information on the Company is available in the Company's Annual Information Form, which can be found at www.sedar.com or www.firstsilver.com .

Overall Performance

During the year First Silver produced 1.9 million ounces of silver and 2,798 ounces of gold, all from its San Martin silver mine, as compared to 2.4 million ounces of silver and 3,132 ounces of gold in 2002. Revenue was $10.1 million as compared to $10.7 million in 2002. The Company recorded a loss of $1.1 million or $0.03 per share for the year, as compared with a loss of $0.3 million or $0.01 per share for 2002. The increased loss is directly attributable to a decrease in silver production (volume of material mined decreased by 23,663 tonnes in 2003 and the head grade was reduced from 331 to 290 g/tonne in 2003 – see Table 1 under "Operations Review"), partially offset by an increase in silver prices for the year. In 2003, the average London pm price for silver was $4.89 per ounce, as compared to $4.60 per ounce in 2002.

Production during 2003 was constrained by an unusually long and severe rainy season and by delays associated with the repair of one of two ball mills. Cost of sales were $9.1 million for the year ended December 31, 2003 as compared to $9.1 million for the year earlier. Cash costs, net of gold credits, were $4.88 per ounce of silver in 2003 as compared to $3.91 in 2002. Total costs, net of gold credits, were $5.36 per ounce of silver in 2003, as compared to $4.32 in 2002. Per ounce costs were increased in 2003 due to lower production of silver set against essentially static mining costs. General and administrative expenses were $1.0 million for the year as compared to $1.0 million in 2002 while depreciation and depletion were $1.0 million in 2003 as compared to $1.0 million in 2002.

Selected Annual Information

Selected consolidated financial information of the Company for each of the last three completed financial years is as follows:

	December 31 2003	December 31 2002	December 31 2001**
Total Revenue	10,119,681	10,743,446	$10,090,143
Net income (loss)	(1,091,929)	(288,232)	(1,172,925)
Net income (loss) per share	(0.03)	(0.01)	(0.03)
Total assets	5,536,649	6,357,564	6,492,132
Long-term debt	2,448,664	2,668,445	2,582,559
Cash dividends declared per share	0.00	0.00	0.00

**** restated due to reclassification of future income tax liability**

Liquidity and Capital Resources

At December 31, 2003 the Company had a working capital deficiency of $0.3 million (comprised of cash of $0.4 million and accounts receivable, inventory and prepaid expenses of $1.4 million, less current liabilities of $2.1 million) as compared to working capital of $0.3 million at December 31, 2002 (comprised of cash of $0.5 million and accounts receivable, inventory and prepaid expenses of $1.5 million, less current liabilities of $1.7 million). This decrease in working capital was a result of inadequate cash flows from operations when the Company's mill was undergoing repairs, which necessitated a loan of $545,760 from the Company's President. This loan is due on demand and has no fixed interest rate. The Company intends to repay this loan from future cash flow. Assisting in cash flow was the exercise of stock options. During the year the Company issued 285,000 shares from treasury on the exercise of employee and Director stock options for net proceeds of $130,855. The Company does not currently have a line of credit with any financial institution. In the future, the Company will have to rely on higher silver prices and increased production or an external financing in order to reverse its liquidity shortfall. As at May 6, 2004, the average 2004 London pm price for silver was $6.72, which represents a 37.7% increase over the 2003 average silver price. Currently, the Company has an issued capital of 38,136,921 common shares and has 530,000 share purchase options outstanding. Other than the loan described above, the Company does not have any long-term contractual obligations.

Risks and Uncertainties

The Company's success depends on a number of factors. Typical risk factors include metal price fluctuations and operating hazards encountered in the mining business. The following table sets out the daily high, low and average London Bullion Dealers price for silver for the past three years:

	2003	2002	2001
High	$5.97	$5.10	$4.80
Average	$4.88	$4.60	$4.40
Low	$4.37	$4.24	$4.10
Range	$1.60	$0.86	$0.70

Competition for silver resource properties, producing mines or interests in producing companies may limit opportunities to acquire reasonably priced assets. Future government, legal or regulatory changes could affect any aspect of the Company's business including, among other things, the title to properties, environmental permitting and costs, labour relations, taxation, currency convertibility, the repatriation of profits or capital or the ability to import required equipment or materials. Many of these factors are beyond the Company's control; however, risks and uncertainties are managed, in part, by experienced managers and by cost control initiatives.

Summary of Quarterly Results and Fourth Quarter Results

Quarter Ending	Total Revenue	Net Income (loss)	Net Income (loss) per share*
Dec. 31. 2003	2,326,683	(288,518)	(0.01)
Sept. 30, 2003	2,090,953	(540,013)	(0.01)
June 30, 2003	2,817,159	(262,239)	(0.01)
March 31, 2003	2,884,886	(1,159)	(0.00)
Dec. 31, 2002	1,930,548	(81,580)	(0.01)
Sept. 30, 2002	3,217,859	(44,212)	0.00
June 30, 2002	3,042,523	116,803	0.00
March 31, 2002	2,552,516	(279,243)	(0.01)

*Quarterly per share amounts have been adjusted to reflect the weighted average common shares of the Company outstanding for the full year.

As discussed elsewhere in this report, a significant loss was experienced in the third quarter of 2003 due to production problems associated with a ball mill. These problems were resolved during the fourth quarter of 2003.

Changes in Accounting Policies

Readers are directed to Note 2 of the Financial Statements for a discussion of the Company's adoption of CICA EIC-130 Translation Method on reporting and measurement currencies. This change did not result in any adjustment to the Company's opening deficit balance however the change in translation method has resulted in a cumulative translation adjustment (CTA) balance of $27,691 in shareholders equity. In the year beginning January 1, 2004, the Company will have to comply with the following new or amended accounting policies:

Accounting Policy Reference	Pronouncement
CICA 3870 – Stock-Based Compensation	Expense to be recognized for all forms of stock-based compensation
CICA 3110 – Asset Retirement Obligations	Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings and the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life.
CICA – EIC 141 – Revenue Recognition	This new guidance aligns Canadian and US GAAP with reference to the term "Revenue"
CICA - GAAP	This Handbook section eliminates industry practice as an acceptable source of accounting guidance

The Company is currently analyzing the application of these policies to the Company's financial statements but believes that any changes will not be material.

Outlook for 2004

Management anticipates that 2004 production from the San Martin mine will be slightly higher than 2003 production at costs comparable to those of 2003. The completion of a new haulage adit will provide access to new areas of mineralization and management has established completion of this adit as a priority. In addition, the Company is proceeding with an exploration plan designed to increase the mine's reserves.

Unless silver prices improve significantly, the Company will not be able to fund the entire cost of this program through internally generated cash flow and may need to seek other sources of funding, including an equity issue. There is no guarantee that an equity offering will be successful. If the exploration program is successful, then the mine would have ore available for several years of operations. If the exploration program is unsuccessful, then the Company's operational ability may be impaired within three years, as current reserves are exhausted.

Unions represent mine workers. Contracts with those unions are renegotiated annually, at year-end. New contracts for 2004 have been negotiated and labour relations are not expected to have a material impact on the operation. While the Company maintains a policy of paying slightly more to its miners than its competitors, there is a limited pool of suitable miners available locally. This labour shortage has been addressed by hiring contractors to advance the new mine production portal and adit.

As a primary silver producer, First Silver's revenues are dependent upon the price of silver. At the present time the Company has no hedging in place and therefore is fully exposed to market fluctuations in the price of silver. The worldwide annual silver deficit has been estimated at approximately 72 million ounces in 2003 and continues a trend that has existed for the last 15 years. Industry analysts have predicted a silver supply shortage for several years. Management believes that the strong fundamentals of the world silver market bode well for at least a modest rise in silver prices in the next few years. Therefore, the Company intends to continue to remain unhedged in the future so shareholders can benefit from any upward movement in the price of silver.

First Silver Reserve Inc.

Consolidated Financial Statements
December 31, 2003 and 2002
(expressed in U.S. dollars)

Management's Responsibility for Financial Reporting

The consolidated financial statements of **First Silver Reserve Inc.** have been prepared by, and are the responsibility of, the company's management in accordance with accounting principles generally accepted in Canada, and reflect management's best estimates and judgement on information currently available. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee has met with the company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements prior to submitting the consolidated financial statements to the Board of Directors for approval.

The company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

Hector Davila Santos
President

Vancouver, British Columbia
March 26, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of
First Silver Reserve Inc.

We have audited the consolidated balance sheets of **First Silver Reserve Inc.** as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 26, 2004

First Silver Reserve Inc.

Consolidated Balance Sheets

As at December 31, 2003 and 2002

(expressed in U.S. dollars)

	2003 $	2002 $
Assets		
Current assets		
Cash and cash equivalents	418,709	497,277
Accounts receivable	667,841	784,888
Inventories (note 4)	622,456	620,223
Prepaid expenses	134,379	81,689
	1,843,385	1,984,077
Resource assets (note 5)	3,693,264	4,373,487
	5,536,649	6,357,564
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	807,242	891,426
Taxes payable	778,665	807,107
Amount due to related party (note 9)	545,760	-
	2,131,667	1,698,533
Future income taxes (note 6)	649,346	734,849
Other long-term liabilities (note 7)	2,488,664	2,668,445
	5,269,677	5,101,827
Shareholders' Equity		
Capital stock (note 8)	1,317,716	1,186,861
Currency translation adjustment (note 12)	(27,691)	-
(Deficit) retained earnings	(1,023,053)	68,876
	266,972	1,255,737
	5,536,649	6,357,564

Nature of operations and going concern (note 1)

Approved by the Board of Directors

Director Director

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2003 and 2002

(expressed in U.S. dollars)

	2003 $	2002 $
Revenue		
Sales	10,119,681	10,743,446
Cost and expenses		
Cost of sales (note 9(a))	9,100,973	9,125,941
General and administrative (note 9(b))	968,149	1,003,668
Depreciation and depletion	998,806	1,036,014
Foreign exchange loss	118,689	58,878
Other expense (income)	(13,887)	24,528
	11,172,730	11,249,029
Loss before income taxes	(1,053,049)	(505,583)
Income tax (expense) recovery (note 6)	(38,880)	217,351
Loss for the year	(1,091,929)	(288,232)
Retained earnings - Beginning of year	68,876	357,108
(Deficit) retained earnings - End of year	(1,023,053)	68,876
Basic and diluted loss per share (note 3)	(0.03)	(0.01)
Weighted average shares outstanding	37,760,113	37,356,606

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2003 and 2002

(expressed in U.S. dollars)

	2003 $	2002 $
Cash flows from operating activities		
Loss for the year	(1,091,929)	(288,232)
Items not affecting cash		
Depreciation and depletion	998,806	1,036,014
Future income taxes	(38,880)	(217,351)
	(132,003)	530,431
Changes in non-cash working capital items	(276,906)	51,203
	(408,909)	581,634
Cash flows from financing activities		
Issue of common shares	130,855	376,720
Cash flows from investing activities		
Resource asset expenditures	(346,274)	(801,778)
Funds received from shareholder	545,760	-
	199,486	(801,778)
(Decrease) increase in cash and cash equivalents	(78,568)	156,576
Cash and cash equivalents - Beginning of year	497,277	340,701
Cash and cash equivalents - End of year	418,709	497,277

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in U.S. dollars)

1 Nature of operations and going concern

First Silver Reserve Inc. (the company), through its wholly owned subsidiary Minera El Pilon S.A. de C.V. (El Pilon), owns the San Martin silver mine and adjacent properties in Jalisco State, Mexico. El Pilon is engaged in silver mining and related activities in Mexico, including exploration, extraction, and processing.

As at December 31, 2003, the company had a working capital deficiency of $288,282 and a deficit of $1,023,053. For the company to discharge its commitments as they become due, the company will have to generate cash flows from operations which is dependent upon obtaining better silver prices, more favourable exchange rates or outside financing in order to complete the necessary development work at the San Martin Mine. The ability of the company to complete the necessary development work at the San Martin Mine is dependent on the company raising additional outside finance. The company has received financial support from a significant shareholder, and will require additional finance from this shareholder or others in order to achieve its development goals. There can be no assurance it will be able to do so.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the company will continue operations and will be able to realize its assets and discharge its liabilities in the normal course of business, the matters described above cast doubt on the validity of that assumption. The consolidated financial statements do not reflect the adjustments that would be necessary if the company is unable to continue as a going concern.

2 Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the policies set out below.

Basis of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiary El Pilon.

Foreign currency translation

Effective January 1, 2003, the company adopted the recommendations of CICA EIC-130 Translation Method when the reporting currency differs from the measurement currency. The functional currency of the company is the Mexican peso (PS$); however the company reports its results in United States dollars. The company has translated its results using the current rate method. Under this method, assets and liabilities have been translated at the period-end rate and revenues and expenses at the average exchange rate during the period.

The net effect for foreign currency translation is deferred and shown as a currency translation adjustment in shareholders' equity until charged against earnings when the investment in the operation is reduced.

(expressed in U.S. dollars)

Management elected to apply the current rate method on a prospective basis and accordingly the changes in accounting policy did not result in any adjustments to the company's opening deficit balance.

The statement of operations in the current year has been translated using the average rate for the year, whereas in 2002 was translated using the year-end rate. Therefore, the 2002 comparative are not consistent with the 2003 statement of operations. Realized gains or losses on foreign currency transactions are recognized in the statement of operations.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and environmental obligations, impairment of assets, useful lives for purposes of depreciation, and income taxes. Actual results could differ from those reported.

These consolidated financial statements are subject to fluctuations caused by, among other operational factors, the price of silver, Mexican inflation, and the U.S. dollar: Mexican peso exchange rate.

Revenue recognition

Silver revenues are recorded at the estimated net realizable value at the time of shipment.

Inventories

Materials and supplies are valued at the lower of average cost and net replacement cost. In process inventories, including ore stockpiles when applicable, are valued at the lower of average production cost and net realizable value.

Property, plant and equipment

Land is carried at historical cost. Plant and equipment are recorded at cost and are depreciated over the estimated lives of the assets on a straight-line basis at the following annual rates:

Buildings	5%
Machinery and equipment	10%
Office furniture	10%
Computers	30%
Vehicles	25%

Mine development costs, including costs incurred during production to expand ore reserves, are deferred and depleted based on a unit of production method using proven and probable reserves and an element of inferred resources.

(expressed in U.S. dollars)

Mineral properties and deferred costs

Mineral property acquisition costs and exploration expenditures relating to properties outside the San Martin silver mine that have mineralization requiring further exploration are deferred until the property is developed, sold, abandoned, or allowed to lapse. If properties are sold, abandoned, or allowed to lapse, the related costs are then written off. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the company obtaining financing for exploration, establishing mineral reserves, and implementing profitable operations.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management's estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Provision for future reclamation and closure costs

Based on current laws and regulations, no provision for future reclamation and closure costs is required by the company. Should these laws and regulations change in the future, the company will assess the need to record such a provision.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and other short-term deposits maturing within 90 days of the original date of acquisition.

(expressed in U.S. dollars)

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period that includes the enactment date. A future income tax asset is recorded when the probability of its realization is more likely than not.

Stock-based compensation

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. The new standard covers the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard sets out a fair value-based method of accounting that is required for certain, but not all, stock-based transactions. The fair value method must be applied to all stock-based payments to non-employees. The company elected not to adopt the fair value method of accounting for stock options. No compensation expense is recognized if the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to capital stock. The standard also requires additional disclosures for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value-based accounting method had been used to account for employee stock options (note 8).

3 Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year of 37,760,113 (2002 - 37,356,606). The exercise of outstanding stock options and warrants would be anti-dilutive.

4 Inventories

	2003 $	2002 $
In process inventories	140,461	138,919
Materials and supplies	481,995	481,304
	622,456	620,223

(expressed in U.S. dollars)

5 Resource assets

			2003
	Cost **$**	**Accumulated depreciation and depletion** **$**	**Net** **$**
San Martin Mine			
Land	42,736	-	42,736
Buildings	1,374,697	(657,752)	716,945
Machinery and equipment	3,070,457	(1,638,980)	1,431,477
Deferred mine development	3,854,111	(2,435,719)	1,418,392
Office furniture	109,625	(60,772)	48,853
Computers	68,222	(62,866)	5,356
Vehicles	272,572	(243,067)	29,505
	8,792,420	(5,099,156)	3,693,264

			2002
	Cost **$**	**Accumulated depreciation and depletion** **$**	**Net** **$**
San Martin Mine			
Land	45,824	-	45,824
Buildings	1,474,004	572,971	901,033
Machinery and equipment	3,274,776	1,417,177	1,857,599
Deferred mine development	3,553,914	2,096,896	1,457,018
Office furniture	114,327	52,887	61,440
Computers	64,915	57,565	7,350
Vehicles	285,354	242,131	43,223
	8,813,114	4,439,627	4,373,487

(expressed in U.S. dollars)

6 Income taxes

Future income taxes are provided for temporary differences. The significant components of future income tax assets and liabilities at December 31, 2003 and 2002 are as follows:

	2003 $	2002 $
Future income tax assets		
Unused tax losses	967,132	782,405
Resource assets	64,668	56,021
Other provisions	921,669	841,317
	1,953,469	1,679,743
Future income tax liabilities		
Inventory	(196,703)	(208,361)
Accounts receivable	(535,809)	(474,725)
Resource assets - Mexico	(703,655)	(820,000)
	(1,436,167)	(1,503,086)
Net future tax asset before valuation allowances	517,302	176,657
Less:		
Valuation allowance - Mexico	(596,284)	(421,940)
Valuation allowance - Canada	(570,364)	(489,566)
Net future tax liability	(649,346)	(734,849)

The recovery of income taxes shown in the consolidated statement of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2003 $	2002 $
Statutory rate	37.62%	39.62%
Income tax at statutory rates	(410,784)	(200,312)
Difference in foreign tax rates	38,544	13,276
Benefits of Canadian tax losses not recognized	46,881	39,595
Reduction in Mexican tax rates	-	(28,566)
Benefit of inflationary adjustment for Mexican tax	(28,276)	(43,630)
Benefit of recoverable Mexican asset tax	-	(86,645)
Benefit of Mexican tax assets not recognized	316,657	80,796
Other non-deductible items	-	8,135
Mexican minimum asset tax	75,358	-
	38,380	(217,351)

(expressed in U.S. dollars)

The company has estimated Canadian non-capital tax losses of $1,419,696 expiring between 2004 and 2010 and estimated Mexican non-capital losses of $1,441,988 expiring between 2010 and 2013.

7 Other long-term liabilities

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. The bank failed to advance the agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The company believes it will retain the amount of $1,132,863 received from the bank but the ultimate outcome is uncertain. Principal, interest and penalties have been accrued and are included in other long-term liabilities.

8 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance - December 31, 2002	37,671,921	1,186,861
Exercise of options	285,000	130,855
Balance - December 31, 2003	37,956,921	1,317,716

(expressed in U.S. dollars)

Stock options outstanding

The company has a formal stock option plan. Options and terms are granted by the directors at their discretion. The following table summarizes information about the options at December 31, 2003 and 2002 and the changes for the years then ended:

	2003		2002	
	Number of shares	Weighted average exercise price CA$	Number of shares	Weighted average exercise price CA$
Options outstanding - Beginning of year	745,000	0.57	1,530,000	0.55
Granted	250,000	1.03	215,000	0.82
Exercised	(285,000)	0.72	(1,000,000)	0.59
Options outstanding and exercisable - End of year	710,000	0.67	745,000	0.57

As at December 31, 2003, the following stock options were outstanding and exercisable:

Number of shares	Exercise price CA$	Expiry date	Weighted average remaining life (years)
555,000	0.55	2005	1.6
105,000	0.93	2008	4.4
50,000	1.42	2008	4.6
710,000			2.2

(expressed in U.S. dollars)

Stock-based compensation pro forma information

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. The company did not grant any stock options to non-employees. As permitted under the standard, for income statement purposes, the company has elected not to follow the fair value-based method of accounting for share options granted to employees and directors. Accordingly, no compensation expense was recorded on the grant of share options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $113,470 (2002 - $71,652) in respect of the 250,000 (2002 - 215,000) shares it issued to its employees and directors. Pro forma earnings and earnings per share information determined under the fair value method of accounting for stock options are as follows:

	2003 $	2002 $
Net loss		
As reported	1,091,929	288,232
Compensation expense	113,470	71,652
Pro forma	1,205,399	359,884
Net loss per share		
As reported	(0.03)	(0.01)
Pro forma	(0.03)	(0.01)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	75%
Risk-free interest rate	2%
Expected life of options	5 years

Option pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

9 Related party transactions

a) During the year ended December 31, 2003, the company paid $964,007 (2002 - $1,111,259) for hauling costs to a company with shareholders related to an officer and director of the company. Supplies of $135,095 (2002 - $101,934) were sold at cost to the same company.

b) During the year ended December 31, 2003, the company obtained management and office services from companies, each of which is related by virtue of a common director and officer. The total cost for these services amounted to $34,480 (2002 - $38,049).

(expressed in U.S. dollars)

c) As at December 31, 2003, the company owes $545,760 (2002 - $nil) to a director of the company, the loan is due on demand and has no fixed interest rate.

d) During the year ended December 31, 2003, the company paid $nil (2002 - $6,194) for legal services provided by a company related by virtue of a common director.

10 Segmented information

The company has one operating segment, silver mining and related activities including exploration, extraction, and processing. All assets of the company are located in Mexico except for $122,557 located in Canada.

11 Financial instruments

a) Credit risk

Concentration of credit risk in trade accounts receivable is with one commodity dealer. The company considers the risk of non-performance to be remote due to the credit-worthiness of this broker and the company's past experience with them.

b) Fair values

The carrying values of cash and short-term investments, accounts receivable, and accounts payable and accrued liabilities reflected in the company's consolidated balance sheets approximate fair values.

12 Currency translation adjustment

This adjustment represents the net foreign currency translation adjustment (CTA) on the Company's net investment in self-sustaining foreign operations. The unrealized loss from changes in exchange rates makes up part of the change in balance sheet accounts with respect to their related cash inflows and outflows. Accordingly, these changes within the CTA result in amounts on the Statements of Cash Flows that may differ from the actual movement noted in the reporting currency of particular balance sheet items.

	2003 $	2002 $
Opening balance	-	-
Unrealized loss from change in exchange rate	27,691	-
Closing balance	27,691	-

CORPORATE INFORMATION

CORPORATE ADDRESS

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-333-817-3442
Fax: 011-52-333-817-3314

DIRECTORS AND OFFICERS

Hector Davila Santos
Director, President, CEO
Guadalajara, Mexico

Jim O'Rourke, P.Eng.
Director
Vancouver, B.C.

Victor Garcia Jimenez
Director
Mexico City, Mexico

Len W. Brownlie, Ph.D
Director and Corporate Secretary
Vancouver, B.C.

Robert Young, P.Eng.
Director
Vancouver, B.C.

Rodney A. Shier, C.A.
Vice-President Finance and CFO
Vancouver, B.C.

LISTED

Toronto Stock Exchange
Symbol: FSR
CUSIP#: 33642A102
SEC 12g3-2(b) exemption #82-3449

TRANSFER AGENT

Computershare Trust
510 Burrard Street
Vancouver, B.C.
V6C 3B9

SOLICITORS

Farris, Vaughan, Wills & Murphy
2600 - 700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

Garcia Jimenez & Associados
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

AUDITORS

PricewaterhouseCoopersLLP
250 Howe Street
Vancouver, B.C.
V6C 3S7

PricewaterhouseCoopers
Av. Prolongacion Americas 1592 4to. Piso
Col. Country Club
44620 Guadalajara, Jal.
Mexico